                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ----------

                                  SCHEDULE 13D

                   Under The Securities Exchange Act of 1934
                               (Amendment No. 2)*
                                Grey Wolf, Inc.
--------------------------------------------------------------------------------
                                (Name of issuer)

                    Common Stock, par value $0.10 per share
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   397888108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Nick D. Nicholas
                            Porter & Hedges, L.L.P.
                           700 Louisiana, Suite 3500
                           Houston, Texas 77002-2764
                                 (713) 226-0600
--------------------------------------------------------------------------------
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                               September 30, 1997
--------------------------------------------------------------------------------
            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO. 232909-10-1                                      PAGE 2 OF 30 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Somerset Drilling Associates, L.L.C.
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      OO(See Item 3 of Initial Statement)
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Delaware
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     See Item 5(b)
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   See Item 5(b)
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     See Item 5(b)
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     See Item 5(b)
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      29,962,223
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      19.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      OO(Limited Liability Company)
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 397888108 1                                      PAGE 3 OF 30 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Somerset Capital Partners
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      OO(See Item 3 of Initial Statement)
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      New York
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     See Item 5(b)
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   See Item 5(b)
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     See Item 5(b)
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     See Item 5(b)
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      35,423,978
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      23.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      PN
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 397888108                                        PAGE 4 OF 30 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Thomas H. O'Neill, Jr.
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      PF(See Item 3 of Initial Statement)
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      United States
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     See Item 5(b)
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   See Item 5(b)
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     See Item 5(b)
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     See Item 5(b)
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      35,423,978
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      23.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      IN
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 397888108                                        PAGE 5 OF 30 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Steven A. Webster
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      BK(See Item 3 of Initial Statement)
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      United States
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     See Item 5(b)
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   See Item 5(b)
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     See Item 5(b)
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     See Item 5(b)
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      35,499,978
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      23.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      IN
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 397888108                                        PAGE 6 OF 30 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      William R. Ziegler
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      BK(See Item 3 of Initial Statement)
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      United States
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     See Item 5(b)
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   See Item 5(b)
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     See Item 5(b)
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     See Item 5(b)
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      35,503,978
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      23.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      IN
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 397888108                                        PAGE 7 OF 30 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      U.S. Rig and Equipment, Inc.
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      OO(See Item 3 of Initial Statement)
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Oklahoma
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     See Item 5(b)
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   See Item 5(b)
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     See Item 5(b)
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     See Item 5(b)
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


       2,660,002
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


       1.8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      CO
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 397888108                                        PAGE 8 OF 30 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Mike Mullen Energy Equipment Resources, Inc.
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      OO(See Item 3 of Initial Statement)
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Texas
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     See Item 5(b)
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   See Item 5(b)
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     See Item 5(b)
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     See Item 5(b)
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      6,235,500
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      4.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      CO
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 397888108                                        PAGE 9 OF 30 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      GCT Investments, Inc.
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      OO(See Item 3 of Initial Statement)
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Texas
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     See Item 5(b)
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   See Item 5(b)
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     See Item 5(b)
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     See Item 5(b)
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      1,287,100
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      0.8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      CO
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 397888108                                        PAGE 10 OF 30 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Roy T. Oliver, Jr.
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      OO(See Item 3 of Initial Statement)
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      United States
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     See Item 5(b)
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   See Item 5(b)
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     See Item 5(b)
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     See Item 5(b)
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      14,890,614
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      9.8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      IN
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 397888108                                        PAGE 11 OF 30 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Mike L. Mullen
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      OO(See Item 3 of Initial Statement)
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      United States
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     See Item 5(b)
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   See Item 5(b)
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     See Item 5(b)
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     See Item 5(b)
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      7,522,600
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      5.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      IN
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 397888108                                        PAGE 12 OF 30 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Norex Drilling Ltd.
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      See Item 3 of Initial Statement and Item 3 of the Amendment
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Bermuda
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     See Item 5(b)
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   See Item 5(b)
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     See Item 5(b)
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     See Item 5(b)
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      17,685,605
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      11.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      CO
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 397888108                                        PAGE 13 OF 30 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Norex Industries Inc.
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      See Item 3 of Initial Statement and Item 3 of the Amendment
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Cayman Islands
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     See Item 5(b)
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   See Item 5(b)
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     See Item 5(b)
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     See Item 5(b)
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      17,685,605
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      11.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      CO
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 397888108                                        PAGE 14 OF 30 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Kristian Siem
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      N/A
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Norway
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     See Item 5(b)
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   See Item 5(b)
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     See Item 5(b)
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     See Item 5(b)
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      See Item 5(a)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      See Item 5(a)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      IN
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 397888108                                        PAGE 15 OF 30 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Frank Capstick
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      N/A
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Bermuda
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     See Item 5(b)
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   See Item 5(b)
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     See Item 5(b)
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     See Item 5(b)
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      See Item 5(a)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      See Item 5(a)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      IN
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                AMENDMENT NO. 2
                                       TO
                                  SCHEDULE 13D


INTRODUCTION

                 All of the reporting persons named in Item 2 of the Schedule 13D that was filed with the Securities and Exchange Commission (the "Commission") on September 9, 1996 (the "Initial Statement"), were signatories to the Initial Statement (the "Initial Group"). The Initial Group jointly filed the Initial Statement as a group solely because they may have been deemed a "group" within the meaning of Rule 13d-5(b)(1) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by virtue of the fact that the shares of common stock of the issuer directly or indirectly beneficially owned by them were held subject to certain agreements with respect to the voting and disposition of same under the terms and conditions of a certain shareholders' agreement dated May 7, 1996, as amended on June 11, 1996 (as amended, the "Shareholders' Agreement"). In accordance with Rule 13d-1(f) promulgated pursuant to the Exchange Act, all of the members of the Initial Group executed a written agreement relating to the joint filing of the Initial Statement (the "Initial Group Filing Agreement"), a copy of which was attached thereto as Exhibit I.

                 The reporting persons named in Item 2 of Amendment No. 1 to
Schedule 13D (the "Amendment") (collectively, the "Group"), filed the Amendment on March 4, 1997 primarily to disclose certain changes in beneficial ownership of the Common Stock of the Company resulting from the consummation of the following transfers of Common Stock that were mentioned in the Initial
Statement: (i) liquidating distribution of shares of Common Stock by each of PRD and N78 to their respective partners, including La Patagonia Offshore, Inc., resulting in the withdrawal of each of PRD and N78 as members of the Group and the addition of La Patagonia Offshore, Inc. as a member of the Group; and (ii) transfers of shares of Common Stock by certain members of the Mullen/Oliver Group (as defined in Item 2 of the Amendment) to certain third parties not members of the Group in satisfaction of certain pre-existing contractual obligations. In accordance with the terms and conditions of the Initial Group Filing Agreement and in satisfaction of the Rule 13d-1(f) written agreement requirement with respect to joint filings, La Patagonia Offshore, Inc. executed a joinder to the Initial Group Filing Agreement, in the form of an Amendment No. 1 to Schedule 13D Group Filing Agreement (the "Amendment No. 1 to Group Filing Agreement"; the Initial Group Filing Agreement, as amended and supplemented by the Amendment No. 1 to Group Filing Agreement, being sometimes hereinafter collectively referred to as the "Group Filing
Agreement").   A copy of the Amendment No. 1 to Group Filing Agreement was attached as Exhibit I to Amendment No. 1 to Schedule 13D.

                 The persons named in Item 2 below are filing this Amendment No. 2 to Schedule 13D ("Amendment Number Two"; Amendment Number Two and the Amendment, together with the Initial Statement being sometimes hereinafter collectively referred to as the "Schedule 13D") primarily to disclose the termination of the Shareholders' Agreement by the Second Amendment to Shareholders' Agreement dated as of September 30, 1997 (the "Second Amendment"), thus ending the possibility that the Initial Group or the Group would be deemed a "group" within the meaning of Rule 13d-5(b)(1) and consequently ending the need to file as a group. A copy of the Second Amendment is attached as Exhibit I to this Amendment Number Two.

                 Capitalized terms used in this Amendment Number Two without definition shall have the respective meanings ascribed to them in the Initial Statement and the Amendment.

ITEM 1.          SECURITY AND ISSUER.

                 This statement relates to the common stock, par value $0.10 per share (the "Common Stock") of Grey Wolf, Inc., a Texas corporation (the "Company"). The address of the principal executive offices of the Company is 10370 Richmond Avenue, Suite 600, Houston, Texas 77042.

ITEM 2.          IDENTITY AND BACKGROUND.

                 No change except for the addition of the paragraph set forth below.

                 La Patagonia Offshore, Inc. ("LPO") has liquidated all of its holdings in the Company and is no longer a Reporting Person. Mullen, MMEER, GCT and USRE have each ceased to be the beneficial owner of more than five percent of the shares of the Common Stock of the Company and, therefore, are no longer Reporting Persons.

ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                 No change.

ITEM 4.          PURPOSE OF TRANSACTION.

                 No change, except that the following paragraph and table are added to describe the proposed sale, by various Reporting Persons, of shares of Common Stock pursuant to a public offering.

                 The Company has proposed a public offering of 25,000,000 shares of Common Stock. Of the 25,000,000 shares of Common Stock being offered by the Company, 12,500,000 shares are to be sold by the Company and 12,500,000 shares are to be sold by shareholders. The following table sets forth the number of shares of Common Stock proposed to be sold by various Reporting Persons in the public offering.


       NAME                                 SHARES TO BE SOLD
       ----                                -------------------
Somerset Drilling Associates, L.L.C.             5,527,000

Somerset Capital Partners                        5,527,000 (1)

Thomas H. O'Neill, Jr.                        5,527,000 (1)

Steven A. Webster                             5,527,000 (1)

William R. Ziegler                            5,527,000 (1)

Roy T. Oliver, Jr.                            3,413,000 (2)

Norex Drilling Ltd.                           2,759,000

Norex Industries Inc.                         2,759,000 (3)

Kristian Siem                                 2,759,000 (3)

Frank Capstick                                2,759,000 (3)


----------------
(1) Includes 5,527,000 shares that are offered by Somerset Drilling Associates, L.L.C., an affiliate of each of Somerset Capital Partners and Messrs. O'Neill, Webster, and Ziegler. Each of O'Neill, Webster, and Ziegler expressly disclaims beneficial ownership of these shares.
(2) Includes 633,000 shares that are offered by U.S. Rig and Equipment, Inc., an affiliate of Mr. Oliver. Mr. Oliver expressly disclaims ownership of these shares.
(3) Includes 2,759,000 shares offered by Norex Drilling Ltd., an affiliate of Norex Industries Inc., Mr. Siem, and Mr. Capstick. Mr. Siem and Mr. Capstick expressly disclaim ownership of these shares.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER.

                 (a) The aggregate number and percentage of shares of Common Stock beneficially owned by each person named in Item 2 above are as follows:

                 Accounting for gifts, dispositions, and sales of Common Stock since the Amendment, the following table sets forth the aggregate number and percentages of shares of Common Stock beneficially owned by each person named in Item 2 above as of September 30, 1997, the date of the Second Amendment which terminated the Shareholders' Agreement. The table also sets forth the aggregate number and percentages of shares of Common Stock that will be beneficially owned by each person named in Item 2 above immediately following the sale of shares of Common Stock pursuant to a proposed public offering as described in Item 4 above. As of September 30, 1997, there were 151,835,391 shares of Common Stock issued and outstanding. Assuming that an additional 12,500,000 shares are sold by the Company during the proposed public offering, there will be 164,335,391 shares of Common Stock issued and outstanding following the offering.

                                                        CURRENTLY                 ASSUMING SALE IN PUBLIC OFFERING (14)
                                        ---------------------------------------  ---------------------------------------
                                           BENEFICIALLY OWNED     PERCENTAGE OF                            PERCENTAGE OF
                                           SHARES SUBJECT TO         SHARES                                   SHARES
                                         VOTING AND DISPOSITIVE   BENEFICIALLY    NUMBER OF BENEFICIALLY   BENEFICIALLY
                  NAME                              POWER  (1)        OWNED             OWNED SHARES           OWNED
    --------------------------------    -----------------------  --------------  -----------------------  --------------
 Somerset Drilling Associates, L.L.C.        29,962,223 (2)           19.7%      24,435,223 (2) (15)           14.9%
 (4) (7)

 Somerset Capital Partners (5) (7)           35,423,978 (2)           23.3%     29,896,978 (2) (15)           18.2%

 Thomas H. O'Neill, Jr. (6) (7)              35,423,978 (2)           23.3%     29,896,978 (2) (15)           18.2%

 Steven A. Webster (6) (7)                   35,499,978 (2) (3)       23.4%     29,972,978 (2) (15)           18.2%

 William R. Ziegler (6) (7)                  35,503,978 (2) (3)       23.4%     29,976,978 (2) (15)           18.2%


 Mike Mullen Energy Equipment                 6,235,500 (2)            4.1%      6,235,500 (2)                 3.8%
 Resource, Inc. (8)

 GCT Investments, Inc. (9)                    1,287,100 (2)            0.8%      1,287,100 (2)                 0.8%

 Mike L. Mullen (10)                          7,522,600 (2)            4.954%    7,522,600 (2)                 4.6%


 U.S. Rig and Equipment, Inc. (11)            2,660,002 (2)            1.8%      2,027,002 (2) (15)            1.2%

 Roy T. Oliver, Jr. (12)                     14,890,614 (2) (3)        9.8%     11,477,614 (2) (15)            7.0%


 Norex Drilling Ltd. (13)                    17,685,605               11.6%     14,926,605 (15)                9.1%

 Norex Industries Inc. (13)                  17,685,605               11.6%     14,926,605 (15)                9.1%

 Kristian Siem (13)                          17,685,605               11.6%     14,926,605 (15)                9.1%

 Frank Capstick (13)                         17,685,605               11.6%     14,926,605 (15)                9.1%

---------
(1) Shares of Common Stock issuable upon exercise of stock options exercisable within 60 days of September 30, 1997 are deemed outstanding and to be beneficially owned by the person holding such option for purposes of computing such person's percentage ownership, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. To the Company's knowledge, the persons named in the table have sole voting and dispositive power with respect to all shares of Common Stock shown as subject to their voting and dispositive power, subject to the community property laws where applicable and the information contained in the footnotes to this table.
(2) Does not include shares of Common Stock that may be acquired upon the exercise of warrants to purchase Common Stock. The rights to exercise such warrants are contingent upon the occurrence of events not within the control of the holder of such warrants.
(3)     Includes options to purchase 75,000 shares of Common Stock.
(4) Somerset Capital Partners, as the sole managing member of Somerset Drilling Associates, L.L.C., and each of O'Neill, Webster and
        Ziegler, as the general partners of Somerset Capital Partners, may be deemed to share the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 29,962,223 shares of Common Stock owned of record by Somerset Drilling Associates, L.L.C. Each of O'Neill, Webster, and Ziegler expressly disclaims beneficial ownership of all such shares.
(5) Somerset Capital Partners may be deemed to (A) have the sole power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 5,461,755 shares of Common Stock owned of record by it and (B) as the sole managing member of Somerset Drilling Associates, L.L.C., share the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 29,962,223 shares of Common Stock owned of record by

         Somerset Drilling Associates, L.L.C. Notwithstanding the foregoing, each of O'Neill, Webster and Ziegler, as the general partners of Somerset Capital Partners, may be deemed to share the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) (A) the 5,461,755 shares of Common Stock owned of record by Somerset Capital Partners and (B) the 29,962,223 shares of Common Stock owned of record by Somerset Drilling Associates, L.L.C. and beneficially by Somerset Capital Partners. Each of O'Neill, Webster, and Ziegler expressly disclaims beneficial ownership of all such shares.
(6) Each of O'Neill, Webster and Ziegler, as the general partners of Somerset Capital Partners, may be deemed to share the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 35,423,978 shares of Common Stock beneficially owned by Somerset Capital Partners 5,461,755 shares of which are owned of record by Somerset Capital Partners and 29,962,223 shares of which are owned of record by Somerset Drilling Associates, L.L.C. Ziegler may be deemed to have the sole power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 5,000 shares of Common Stock owned of record by him, and Webster may be deemed to have the sole power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 1,000 shares of Common Stock owned of record by him. Each of O'Neill, Webster, and Ziegler expressly disclaims beneficial ownership of any such shares not owned of record by the respective individual.
(7) If each of Somerset Drilling Associates, L.L.C., Somerset Capital Partners, O'Neill, Webster and Ziegler are deemed to constitute a "group" within the meaning of Section 13(d)(3) and Rule 13d-5(b) by virtue of their action in concert in connection with the acquisition of an aggregate of 35,423,978 shares of Common Stock pursuant to the Somerset Merger Agreement, then (A) Somerset Drilling Associates, L.L.C. may be deemed to share with Somerset Capital Partners and each of O'Neill, Webster and Ziegler, the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 5,461,755 shares of Common Stock owned of record by Somerset Capital Partners, (B) each of Somerset Drilling Associates, L.L.C., Somerset Capital Partners, O'Neill and Webster may be deemed to share with Ziegler the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) 5,000 shares of Common Stock owned of record by Ziegler and options to purchase 75,000 shares of Common Stock held by Ziegler, and (C) each of Somerset Drilling Associates, L.L.C., Somerset Capital Partners, O'Neill and Ziegler may be deemed to share with Webster the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) 1,000 shares of Common Stock owned of record by Webster and options to purchase 75,000 shares of Common Stock held by Webster. Each of O'Neill, Webster, and Ziegler expressly disclaims beneficial ownership of any such shares not owned of record, or represented by options held, by the respective individual.
(8) Mike Mullen Energy Equipment Resources, Inc. may be deemed to have the sole power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 6,235,500 shares of Common Stock owned of record by it. Notwithstanding the foregoing, Mullen, as the sole control person of Mike Mullen Energy Equipment Resources, Inc., may be deemed to share the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 6,235,500 shares of Common Stock owned of record by Mike Mullen Energy Equipment Resources, Inc.

(9) GCT Investments, Inc. may be deemed to have the sole power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 1,287,100 shares of Common Stock owned of record by it. Notwithstanding the foregoing, Mullen, as the sole control person of GCT Investments, Inc., may be deemed to share the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 1,287,100 shares of Common Stock owned of record by GCT Investments, Inc.
(10) Mullen, as the sole control person of each of Mike Mullen Energy Equipment Resources, Inc. and GCT Investments, Inc., may be deemed to share the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 6,235,500 shares of Common Stock owned of record by Mike Mullen Energy Equipment Resources, Inc. and the 1,287,100 shares of Common Stock owned of record by GCT Investments, Inc.
(11) U.S. Rig & Equipment, Inc. may be deemed to have the sole power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 2,660,002 shares of Common Stock owned of record by it. Notwithstanding the foregoing, Oliver, as the sole owner and control person of U.S. Rig & Equipment, Inc., may be deemed to share the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 2,660,002 shares of Common Stock owned of record by U.S. Rig & Equipment, Inc. Mr. Oliver expressly disclaims beneficial ownership of all such shares.
(12) Oliver may be deemed to have the sole power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 12,127,736 shares owned of record by Oliver and the 27,876 shares owned by the minor children of Oliver. As the sole owner and control person of U.S. Rig & Equipment, Inc., Oliver may be deemed to share the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 2,660,002 shares of Common Stock owned of record by U.S. Rig & Equipment, Inc. Mr. Oliver expressly disclaims beneficial ownership of all shares of Common Stock not owned of record by him.
(13) Norex Drilling Ltd. may be deemed to have the sole power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 17,685,605 shares of Common Stock owned of record by it. Notwithstanding the foregoing, (A) Norex Industries Inc., as the control person of Norex Drilling Ltd., and (B) each of Siem (as the Chairman of the Board, Director and Vice President of Norex Drilling Ltd., the Chairman of the Board, Director and CEO of Norex Industries Inc.) and Capstick (as a Director and the President of Norex Drilling Ltd. and the President of Norex Industries Inc.) may be deemed to share the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 17,685,605 shares of Common Stock owned of record by Norex Drilling Ltd. Each of Siem and Capstick and each of the other individuals listed on Annexes A-D attached to the Initial Statement expressly disclaims beneficial ownership of any shares of Common Stock covered by the Initial Statement, the Amendment, and this Amendment Number Two.
(14) Each shareholder proposing to sell shares of Common Stock in the proposed public Offering by the Company has executed a Custody Agreement and Power of Attorney to sell shares of Common Stock in the public offering.
(15) See the table in Item 4 for the number of shares of Common Stock to be offered for sale by the Reporting Person in the proposed public offering by the Company.

                 (b) With respect to each person named in response to paragraph (a) of this Item 5 of Schedule 13D, set forth below are the number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition:

                 See the footnotes to the table in Item 5(a).

                 (c) No change, except that the following paragraphs are added to describe transactions in the Common Stock that were effected during the past sixty days by the persons named in paragraph (a) of this Item 5.

                 MMEER has effected several transactions involving the Common Stock during the past sixty days. On September 11, 1997, MMEER sold 50,000 shares at $6.6875 per share, 15,000 shares at $6.625 per share, and 500 shares at $6.75 per share. On September 12, 1997, MMEER sold 4,300 shares at $6.9375 per share and 120,400 shares at $6.875 per share. On September 15, 1997, MMEER sold 8,400 shares at $6.875 per share, 197,300 shares at $7.00 per share, 2,700 shares at $7.0625 per share, and 1,400 shares at $6.9375 per share. On September 17, 1997, MMEER sold 284,200 shares at $8.00 per share, 50,800 shares at $8.0625 per share, and 19,800 shares at $7.9375 per share. On September 18, 1997, MMEER sold 9,700 shares at $8.25 per share. All sales were made on the open market. Mullen is the sole control person of MMEER and as such, transactions by MMEER may be considered indirect transactions by Mullen.

                 GCT has effected numerous transactions involving the Common Stock within the past sixty days. On September 2, 1997, GCT sold 4,900 shares at $6.375 per share, 500 shares at $6.4375 per share, 6,500 shares at $6.50 per share, 19,800 shares at $6.5625 per share, and 1,100 shares at $6.625 per share. On September 3, 1997, GCT sold 20,200 shares at $6.75 per share. On September 4, 1997, GCT sold 91,900 shares at $6.75 per share and 700 shares at $6.375 per share. On September 8, 1997, GCT sold 219,100 shares at $6.25 per share. On September 9, 1997, GCT sold 46,900 shares at $6.3125 per share and 82,700 shares at $6.25 per share. On September 10, 1997, GCT sold 297,000 shares at $6.3125 per share, 14,700 shares at $6.50 per share, 37,400 shares at $6.4375 per share, and 3,000 shares at $6.375 per share. On September 11, 1997, GCT sold 211,800 shares at $6.6875 per share and 500 shares at $6.75 per share. On September 12, 1997, GCT sold 2,500 shares at $6.875 per share, 700 shares at $6.9375 per share, and 85,500 shares at $6.875 per share. On September 16, 1997, GCT sold 183,600 shares at $7.50 per share, 74,400 shares at $7.5625 per share, and 42,000 shares at $7.625 per share. On September 18, 1997, GCT sold 9,800 shares at $8.25 per share and 166,391 shares at $8.1875 per share. All sales were made on the open market. Mullen is the sole control person of GCT and as such, transactions by GCT may be considered indirect transactions by Mullen.

                 During the past sixty days, LPO has effected several transactions involving the Common Stock. On September 2, 1997, LPO sold 1,381 shares at $6.375 per share. On September 3, 1997, LPO sold 200,111 shares at $6.2825 per share and 29,300 shares at $6.375 per share. On September 4, 1997, LPO sold 32,400 shares at $6.375 per share and 43,400 shares at $6.3125 per share. On September 9, 1997, LPO sold 79,600 shares at $6.25 per share and 147,000 shares at $6.3125 per share. On September 10, 1997, LPO sold 31,600 shares at $6.3125 per share and 91,400 shares at $6.25 per share, liquidating all of LPO's holdings in the Company. All sales were made on the open market. Mullen and Oliver are control persons of LPO and as such, transactions by LPO may be considered indirect transactions by Mullen and Oliver.

                 On September 15, 1997 Somerset Capital Partners pledged the 5,461,755 shares of Common Stock owned of record by it in favor of M&T Bank to secure a $715,000 loan made by M&T Bank to Somerset Capital Partners.

                 (d)  Not applicable.

                 (e)  No change, except that the following paragraph is added.

                 On September 18, 1997, Mullen ceased to be the beneficial owner of more than five percent of the shares of Common Stock of the Company and, consequently, Mullen, MMEER, and GCT are no longer Reporting Persons.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                 No change, except the following paragraphs are added.

                 The Shareholders' Agreement was terminated by the Second Amendment. Under the Second Amendment, Somerset, SCP, Oliver, USRE, EER, GCT, Mullen, Norex Drilling and Pronor, each thereby agreed that all the agreements, obligations, rights, representations, warranties, covenants and other provisions of the Shareholders' Agreement were terminated in their entirety and henceforth would be of no force and effect.

                 On September 15, 1997 Somerset Capital Partners pledged the 5,461,755 shares of Common Stock owned of record by it in favor of M&T Bank to secure a $715,000 loan made by M&T Bank to Somerset Capital Partners. The loan documentation, inclusive of a pledge agreement with respect to such shares of Common Stock, contains standard default provisions.

ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS.

         I. Second Amendment to Shareholders' Agreement referred to in the Introduction and Items 5 and 6.

                                   SIGNATURE

                 After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


                                     SOMERSET GROUP:

Dated:    October 30, 1997           SOMERSET DRILLING ASSOCIATES, L.L.C.
        ------------------------
                                     By: Somerset Capital Partners, its Managing
                                          Member


                                     By: /s/ WILLIAM R. ZIEGLER
                                         --------------------------------------
                                         William R. Ziegler, Partner


Dated:    October 30, 1997           SOMERSET CAPITAL PARTNERS
        ------------------------


                                     By: /s/ WILLIAM R. ZIEGLER
                                         --------------------------------------
                                         William R. Ziegler, Partner



Dated:    October 30, 1997           /s/ THOMAS H. O'NEILL, JR.
        ------------------------     ------------------------------------------
                                     Thomas H. O'Neill, Jr., Individually



Dated:    October 31, 1997           /s/ STEVEN A. WEBSTER
        ------------------------     ------------------------------------------
                                     Steven A. Webster, Individually



Dated:    October 30, 1997           /s/ WILLIAM R. ZIEGLER
        ------------------------     ------------------------------------------
                                     William R. Ziegler, Individually

                                     MULLEN/OLIVER GROUP:

Dated:    October 30, 1997           U.S. RIG AND EQUIPMENT, INC.
        -----------------------


                                     By: /s/ ROY T. OLIVER PRES.
                                         ---------------------------------
                                         Name:  Roy T. Oliver, Jr.
                                         Title:  President


Dated:    October 31, 1997           MIKE MULLEN ENERGY EQUIPMENT
        -----------------------
                                         RESOURCE, INC.


                                     By: /s/ MIKE L. MULLEN
                                         ---------------------------------
                                         Name:  Mike L. Mullen
                                         Title:  President


Dated:    October 31, 1997           GCT INVESTMENTS, INC.
        -----------------------


                                     By:  /s/ MIKE L. MULLEN
                                        ----------------------------------
                                         Name:  Mike L. Mullen
                                         Title: President



Dated:    October 30, 1997            /s/ ROY T. OLIVER, JR.
        -----------------------      -------------------------------------
                                     Roy T. Oliver, Jr., Individually



Dated:    October 31, 1997           /s/ MIKE L. MULLEN
        -----------------------      -------------------------------------
                                     Mike L. Mullen, Individually

                                     DRILLING GROUP:

Dated:  October 30, 1997             NOREZ DRILLING LTD.
        ----------------------

                                     By:  /s/ FRANK CAPSTICK
                                        --------------------------------
                                        Name: Frank Capstick
                                        Title: President

Dated:  October 30, 1997
        ----------------------       NOREX INDUSTRIES INC.


                                     By:  /s/ FRANK CAPSTICK
                                        --------------------------------
                                        Name: Frank Capstick
                                        Title: President




Dated:  October 30, 1997                /s/ KRISTIAN SIEM
        ----------------------          --------------------------------
                                        Kristian Siem, Individually



Dated:  October 30, 1997                /s/ FRANK CAPSTICK
        ----------------------          --------------------------------
                                        Frank Capstick, Individually

                                 EXHIBIT INDEX




Exhibit
Number           Description
-------          -----------
I                Second Amendment to Shareholders' Agreement executed by each of Somerset Drilling Associates, L.L.C., Somerset Capital
                 Partners, Roy T. Oliver, Jr., U.S. Rig and Equipment, Inc.,
                 Mike Mullen Energy Equipment Resource, Inc., GCT Investments,
                 Inc., Mike L. Mullen, Norex Drilling Ltd., and Pronor Holdings
                 Ltd. on September 30, 1997.
